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TENTATIVE RESOLUTION OF ISSUE AFFECTING BAXTER'S TENDER OFFER FOR PSICOR


     DEERFIELD, Ill. and SAN DIEGO, Ca., January 12, 1996 -- Baxter Healthcare Corporation ("Baxter") and PSICOR, Inc. ("PSICOR") jointly announced today that a tentative resolution has been reached regarding certain aspects of the case captioned REISS, ET AL. V. PSICOR, INC. AND PSICOR OFFICE LABORATORIES, INC. in the Superior Court of New Jersey Law Division, Union County (the "Reiss Action"). A subsidiary of Baxter has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock of PSICOR at $17.50 net cash per share.

     The plaintiffs in the Reiss Action had sought, among other things, to enjoin any sale of PSICOR Office Laboratories, Inc. ("POL"), which is a subsidiary of PSICOR. The sale of POL (or an agreement providing for the closing of such a sale promptly following the consummation of the Offer) is a condition of the Offer. On January 10, 1996, the parties in the Reiss Action read into the court record their agreement that defendants would post a bond of $1.1 million and plaintiffs would not seek to enjoin the sale of POL, among other things. The court directed the parties to prepare a stipulation and order concerning this matter.

     The Offer is scheduled to expire on Thursday, January 25, 1996 at 12:00 midnight New York City time. The Offer remains subject to various conditions,


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including, among other things, the valid tender and non-withdrawal at the expiration of the Offer of at least 80% of the outstanding common stock of PSICOR on a fully diluted basis.

     PSICOR, founded in 1968, is the nation's leading provider of cardiovascular technology and services and the placement and support of diagnostic clinical laboratories to physicians. The company supplies over 400 hospitals and 200 physician offices with advanced life-sustaining equipment, skilled technicians, disposable supplies and expert resource management on a cost-effective basis.

     Baxter is the principal operating subsidiary of Baxter International Inc. Through its subsidiaries, Baxter International Inc. is the leading manufacturer and marketer of health-care products and services to health-care providers in nearly 100 countries. The company concentrates research and development programs in cardiovascular medicine, biotechnology, renal therapy and related medical fields.


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